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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8 - 68603

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Olivetree Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 West 54th Street
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Roche — (646) 499-8064
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name -- *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
413

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

NW

P

OATH OR AFFIRMATION

I, Christopher Pilder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olivetree Financial, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Olivetree Financial, LLC
(F/K/A Olivetree USA, LLC)
Contents
As of December 31, 2015

Olivetree Financial, LLC
(F/K/A Olivetree USA, LLC)
Statement of Financial Condition
For the Year Ended December 31, 2015

Assets		
Cash	$	80,488
Due from clearing broker		730,515
Due from parent		875,718
Prepaid expenses		42,736
Fixed assets, net of accumulated depreciation		41,912
Other assets		43,118
Total assets	$	1,814,487
Liabilities and Member's Equity		
Accrued expenses and other payables	$	188,017
Member's equity		1,626,470
Total Liabilities and Member's Equity	$	1,814,487

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business

Olivetree Financial, LLC (the "Company") is a wholly-owned subsidiary of Olivetree Financial Limited (the "Parent") and was formed on December 15, 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company previously operated under the name Olivetree USA, LLC. On September 4, 2015 the Company filed a certificate of amendment to change its name from Olivetree USA, LLC to Olivetree Financial, LLC.

The Company distributes, to U.S. institutional investors and other U.S. registered broker dealers, the research of its Parent, a financial services firm authorized and regulated under the Financial Conduct Authority. The Company accepts and executes orders from U.S. institutional investors and U.S. broker-dealers primarily in relation to foreign securities covered by this research. The Company also accepts orders in relation to certain U.S. equity securities and ADRs. The Company may also act as a member of a selling group in selected underwritings on a best efforts basis and may conduct a private placement business. The Company transmits orders in foreign securities to the Parent for execution and clearing which is facilitated through a chaperoning agreement under Rule 15a-6 of the Securities Exchange Act of 1934.

The Company operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company does not hold customer funds or securities and therefore it is exempt from the requirement of SEC Rule 15c3-3. The Company began self-clearing 15a-6 chaperoned transactions on behalf of the Parent Company as a result of a change to its US clearing agent as of October 12, 2015.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company maintains its cash balances with financial institutions which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its accounts.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful life for computer and equipment is five years.

Expenditures for maintenance, repairs and minor renewals and betterments are charged to operations as incurred; renewals and betterments of a major character are capitalized. When property is retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Revenue and Expense Recognition
Securities transactions and the related revenues and expenses are recorded on a trade-date basis as securities transactions occur. Research fees received in return for a research product, either directly from clients or from brokers, are recorded when services are rendered.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
The Company has elected to be treated as a corporation for federal, state and local income tax purposes. The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some portion of the deferred tax assets will not be realized.

3. Clearing Agreement

The Company introduces its customer transactions to a clearing broker with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company is required to maintain a collateral account with its clearing broker that serves as collateral for any losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2015, the Company has a receivable of $ $730,515 from the clearing broker.

4. Fixed Assets

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2015 is as follows:

Furniture and Equipment	$	145,622
Less: accumulated depreciation		(103,710)
	$	41,912

5. Commitments

On January 29, 2016, the Company entered into a Lease Assignment and Assumption agreement ("Lease") with a commencement date of March 1, 2016 for a new office space located in Suite 201, Two Stamford Plaza, 281 Tresser Boulevard, Stamford, CT. Minimum future rental payments under this Lease have been capped to $10,500 per month until the end of the Lease on February 28, 2019.

The operating sublease agreement in the New York Office ("Sublease"), which was initially extended until November 30, 2015 was further extended based on the understanding that either party could thereafter terminate such sublease by providing two months written notice at any time. The Company provided notice of termination for such Sublease to be terminated with effect from March, 31, 2016.

6. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

7. Related Party Transactions

The Company is economically dependent on its Parent and the Parent will continue to financially support the operations of the Company. The Company has a Commission Sharing Agreement (the "Agreement") with the Parent. Under terms of the agreement the Parent Company executes and clears customer orders of foreign securities.

8. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities and available net operating loss carryforwards.

At December 31, 2015, differences in depreciation methods and net operating loss carryforwards gave rise to a deferred tax asset of approximately $179,000, for which a full valuation allowance is provided due to uncertainty of its realization. The valuation allowance went from approximately $188,000 to $179,000 during 2015.

As of December 31, 2015, the Company had net operating loss carryforwards of approximately $152,000 for federal, state and local purposes available to offset future taxable income. The net operating loss carryforwards expire commencing 2031 through 2032.

The Company adopted the general accounting principle regarding uncertain tax positions. Management believed that the Company does not have any uncertain tax positions as of December 31, 2015. Generally, the Company's tax returns are subject to examination by federal, state and local authorities for a period of three years from the later of the due date of such returns or the actual date the returns were filed.

9. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC which requires the maintenance of minimum net capital. As a result of the self-clearing arrangement with the Parent Company of 15a-6 chaperoned transactions as of October 12, 2015, the Company has elected to use the alternative method, permitted by the Rule, which requires the Company to maintain a minimum net capital equal to $250,000. Prior to October 12, 2015 the Company's minimum net capital requirement was $50,000. At December 31, 2015, the Company had net capital of $622,986, which exceeded the regulatory requirement by $372,986.

10. Subsequent Events

The Company has evaluated subsequent events through the date of issue of these financial statements.

Olivetree Financial, LLC

(F/K/A Olivetree USA, LLC)
Statement of Financial Condition
December 31, 2015
(With Report of Independent Registered Public Accounting Firm Thereon)

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Member of
Olivetree Financial, LLC

We have audited the accompanying statement of financial condition of Olivetree Financial, LLC as of December 31, 2015. This financial statement is the responsibility of Olivetree Financial, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Olivetree Financial, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

February 25, 2016

WEISERMAZARS LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.WEISERMAZARS.COM